Exhibit 99.1

Kornit Digital Unveils the Kornit Presto System, a Breakthrough Single-Step Industrial Solution for Digital Direct-to-Fabric Printing

The innovative technology addresses the growing need for on-demand textile design and production

Rosh Ha’Ayin, April 17, 2019 – Kornit Digital, (NASDAQ: KRNT), a global market leader in digital textile printing innovation, has announced the introduction of the new Kornit Presto, the only industrial single-step solution for direct-to-fabric printing. The Kornit Presto solution eliminates the need for pre and post treatment of fabric and allows for high-quality printing on an extraordinarily broad variety of fabric types and applications. The Kornit Presto does not consume water in the printing process, making it the most environmentally friendly solution available for direct-to-fabric textile printing today.

The new Kornit Presto comes with the ground-breaking NeoPigment Robusto, the best Pigment-based ink available in the Industry. Implemented into the renowned Kornit NeoPigmentTM process, the Robusto provides above industry standard wash and rub results and exceptional color fastness across a wide fabric and application range. The Robusto enjoys faster physical and chemical bonding characteristics, enabling a significantly shorter curing time, while providing industry-leading quality and a wide color gamut. The NeoPigment Robusto ink was developed with sustainability priorities and is ECO PASSPORT and GOTS positive listed.

Press release

Kornit Digital Ltd.

12 Ha’Amal St., Afek Park

Rosh-Ha’Ayin 48092

Israel

Tel: +972 3 908 5800

www.kornit.com

Press contact

Oliver Luedtke
Head of Global PR
Tel. +49 211 200 55-200
oliver.luedtke@kornit.com

Investor contact

Michael Callahan, ICR
(203) 682-8311
Michael.Callahan@icrinc.com

The Kornit Presto solution suits a wide range of business and application needs in a variety of industry segments, including fast growing segments within the on-demand fashion and home décor markets. It is a highly productive solution, available in multiple configurations and able to print 450 square meters per hour.

Gart Davis, CEO at Spoonflower, the world’s first web-based service for custom, on-demand fabric and design creation and a long-time Kornit customer, commented, “We were thrilled to be able to test the new system and found the Presto to be in a class by itself; it prints beautifully on all kinds of fabrics, in a single-step, with an environmentally friendly dry process, and now at a multiple of productivity. Our partnership with Kornit continues to be fundamental to our mission to make custom fabric accessible to designers, creative individuals and small businesses all over the world. We can’t wait to get going.”

Kerry King, Senior Vice President of R&D at Spoonflower, added, “The unique integration of the pre-treatment step into the printing process enables a level of efficiency that’s key to our web-to-print business.”

Omer Kulka, Kornit’s VP of Marketing and Product Strategy, also commented, “Kornit is on a mission to reinvent the textile printing industry with game-changing sustainable technologies for growing market segments. We continue to see demand growth for on-demand production in fashion and home décor. This revolutionary technology is further proof of Kornit’s commitment to address the textile industry’s most urgent needs.”

The Kornit Presto will be commercially released at ITMA Barcelona (June 20-26, 2019) and initial orders for the system have been received.

About Kornit Digital

Kornit Digital (NASDAQ:KRNT) develops, manufactures and markets industrial digital printing technologies for the garment, apparel and textile industries. Kornit delivers complete solutions, including digital printing systems, inks, consumables, software and after-sales support. Leading the digital direct-to-garment printing market with its exclusive eco-friendly NeoPigment printing process, Kornit caters directly to the changing needs of the textile printing value chain. Kornit’s technology enables innovative business models based on web-to-print, on-demand and mass customization concepts. With its immense experience in the direct-to-garment market, Kornit also offers a revolutionary approach to the roll-to-roll textile printing industry: Digitally printing with a single ink set onto multiple types of fabric with no additional finishing processes. Founded in 2003, Kornit Digital is a global company, headquartered in Israel with offices in the USA, Europe and Asia Pacific, and serves customers in more than 100 countries worldwide. For more information, visit Kornit Digital at www.kornit.com.